Announcement
PERTH, AUSTRALIA

PERTH, AUSTRALIA

Title Open Briefing. Orbital Corp. CEO on H1 Results and Outlook

Record of interview

corporatefile.com.au
Orbital Corporation Limited today reported a net loss of 1.5 million dollars for the first half ended
December 2004 compared with profit of 2.1 million dollars in the previous corresponding period. You had previously flagged a loss of between 1.5 million dollars and 1.9 million dollars in the first half. What were the factors that contributed to the loss being at the smaller end of the forecast range.

CEO Peter Cook
As we had indicated to the market, the first half carried some timing issues for us. The solid underlying result in the previous first half was helped by some very favourable one off events, which were always going to make the recent first half a difficult one in comparison.

However, the major factors that contributed to the loss
 being at the lower end of the forecast range were first, our concerted effort to deliver early on a couple of major powertrain assignments and second, the favourable movement of the Australian dollar. Remember, a strengthening Australian dollar is positive for our results. Nevertheless, I should point out that there were similar currency movements last year, with an even greater impact on the December 2003 half, when forex gains contributed more than 800,000 dollars to the result.

corporatefile.com.au
You have also reconfirmed that you expect to return to profit in the second half ending June 2005. What level of earnings are you expecting in the second half and do you expect to report a profit for the full year ending June 2005

CEO Peter Cook
We expect a return to profit in the second half based on the stronger Powertrain Engineering Services PES pipeline, expected new product releases, and our view that the Synerject result should be an improvement over the first half, even if only due to seasonal factors.

That said, we are dependent upon sales yet to be achieved in PES and the receipt of royalties, particularly in the marine sector. In the latter area, a recent anti dumping case relating to outboard engines has been rejected in the US, and whilst Mercury Marine assures us it will be business as usual, I would prefer to see the trends of the summer season emerge before I give advice to the market about full year earnings. I would add that the pipeline and prospects look encouraging.

corporatefile.com.au
What are the risks to achieving profitability in the second half

CEO Peter Cook
Whilst our prospects are very encouraging, the two major risks are royalty volumes in the marine sector not being as strong as expected and new powertrain engineering contracts not being secured as expected.

corporatefile.com.au
Synerject, your 50 50 joint venture with Siemens VDO, contributed after tax earnings of 0.9 million dollars to Orbitals first half result, up 4 percent from the previous corresponding period.
In US dollar terms Synerjects profit was up 10 percent.
Given Synerjects US dollar earnings tripled in the 2004 financial year, to what extent is the firsthalf result indicative of a slowing in Synerjects underlying business

CEO Peter Cook
A significant portion of Synerjects growth in 2004 was from the restructuring we put in place in the previous year.
So in constant currency terms, Synerjects 10 percent growth in the recent first half was delivered over and above a very significant increase in the previous year. Given the high base of the 2004 year, we see the level of growth as very positive, and incidentally, far more indicative of the underlying growth of the business.

Synerjects underlying growth prospects are also very good.
Its market is the conversion of current, typically carburetted non automotive engines to electronic engine management control, whether port injected or direct injected. That conversion process is only just beginning and the market is quite large.
I would also point out that Synerject is very active in ensuring it is in a position to benefit from the forecast growth in the conversion process in Asia.

corporatefile.com.au
The reduction in your balance sheet provision for borrowings of Synerject to 2.6 million dollars at the end of December from 3.9 million dollars six months earlier indicates the joint venture has continued to repay debt. Is Synerject continuing to perform in line with your cash flow and earnings expectations

CEO Peter Cook
To date, Synerject has continued to meet or exceed our expectations in terms of both EBIT and cash flow. There are some timing issues with revenue at the calendar year end, but we are satisfied Synerject will meet our forecast for the current fiscal year.

corporatefile.com.au
What is the outlook for Synerjects earnings for the full year

CEO Peter Cook
Indications from Synerjects key customers are encouraging. Synerjects revenue always favours the second half as it is dependent on certain seasonal factors, including the summer build cycle for both outboards and scooters. However, I would like to see an additional couple of months of orders before offering a firm view on revenue for the full year.

corporatefile.com.au
A fall in PES revenue, which was down 40 percent to 3.7 million dollars, pushed the business into a loss of 0.4 million dollars in the first half, compared with profit of 1.2 million dollars previously.
The forward order book stood at 4.9 million dollars as of the end of December. What has driven the relatively strong forward orders and when will they translate into revenue

CEO Peter Cook
We are in the process of building and growing our Powertrain Engineering business to create a strong third stream of turnover and profit to complement our Royalty and Licence income and our share of the Synerject earnings. We started on this strategy two and half years ago and until the recent first half, the business had achieved revenue growth in every half. There were timing issues with forward orders in the half and in part they can be attributed to the recent caution amongst some of the worlds auto makers in a period that saw the Mitsubishi Motors shake up, the global expense reductions and restructuring at
General Motors, and the uncertainty surrounding the Fiat ownership arrangements in Italy.

By comparison, conditions are buoyant in China and opportunities are being created there. We expect to participate in those opportunities and turn those into revenue within the next 12 months.

Typically our forward orders have a time horizon of about three months, depending of course on the type of projects. Our current order book includes some projects that will straddle 12 months, so not all the 4.9 million dollars will translate into revenue in the March quarter. However, we were comforted at the end of the first half to be carrying a firm set of orders that was in excess of the revenue we booked in the period. We see reason to be positive about the second half.

corporatefile.com.au
You have indicated a focus of the PES business is the Asia Pacific market. What level of revenue currently comes from this region and what makes it particularly attractive to PES

CEO Peter Cook
Our prospects in Asia Pacific look very promising and our outstanding quotations in the region are at their highest level ever. Clearly China is a significant driver, but the region is generally very strong, including India. Asia Pacifics attractive to us because as a number of our other markets in the world are contracting, this market is expanding. And it is relatively simple to service, being in the same time zone as us.

corporatefile.com.au
What are your earnings expectations for PES for the full year

CEO Peter Cook
The prospects are very promising. We have our highest level ever of outstanding quotations and our order book is reasonably strong. However at this stage, I am not comfortable giving any firm indication of earnings.

corporatefile.com.au
How might you mitigate the volatility in PESs revenue streams and do you foresee a need to further cut the cost base of the business

CEO Peter Cook
One of the characteristics of an outsourced engineering services business is that work flow is never totally smooth.
Outsourced services are used to handle overflow, which by its nature is stop start. We try to smooth the flow of work by taking from a diverse group of clients, not all of whom will be in overload at the same time, and by flexing both the lead time and the resources we deploy on project delivery. As a result, we keep our cost base under constant review, not only in absolute terms the amount of resources we have and apply to jobs but also in terms of the skills mix because every job is different.

corporatefile.com.au
Royalty and Licence income was 0.9 million dollars, down 52 percent from the previous first half. To what extent did the result reflect the impact of currency moves, and to what extent softness in underlying markets

CEO Peter Cook
We secured two significant licence payments early in fiscal 2004, which boosted our results in the previous first half. Licence payments are infrequent as we usually only receive one licence payment from any single licensee, although we would expect to see royalties from that licence flow for many years after. We expect one of the licences we won in the previous first half, the UCAL Bajaj licence for the auto rickshaw market in India, to generate significant royalties in the future, but they wont start until December 2005.

The recent first half was also impacted by smaller than expected European scooter market royalties. In comparison, we are seeing improvements in our outboard engine volumes and we have two licensees due to come into production during calendar 2005, Kymco in Taiwan with a 100cc scooter and Bajaj in India. Against that, the currencys impact has been comparatively minor.

corporatefile.com.au
Cash flow from operations was negative 2.5 million dollars in the first half, compared with negative 0.3 million dollars previously and cash on hand fell to 9.3 million dollars at the end of December from 12.4 million dollars at the end of June.
What do you regard as the minimum cash on hand requirement
 of the business and whats the outlook for cash at the end of June 2005

CEO Peter Cook
As we have been stabilising the business, our target has been to achieve cash neutrality. Clearly we have needed a buffer of cash reserves from time to time to handle working capital movements and to allow us to cope with the timing of certain large powertrain assignments. Cash neutrality remains our target and I am hopeful we can soon get into a reliable cash generating position. Remember we achieved exactly that during fiscal 2004, so it is not too far fetched a demand.

corporatefile.com.au
In light of the disappointing first half result, do you believe there is a need to further restructure the business or to review your strategy for the longer term

CEO Peter Cook
Certainly we see the first half results as disappointing, but
 I would add not surprising. The business has undergone profound change in the last couple of years and until this half, every result has indicated that our strategys the correct one. Of course with an organisation undergoing such profound change, it is not always plain sailing. That does not mean we cannot improve on the implementation of our strategy, nor does it imply the strategy can not be extended or higher priority given to certain aspects of it. For example, the board has already made it clear that within very specific guidelines, including being a solid fit with our current business, being earnings accretive to our shareholders and being cash positive, we would consider an appropriate acquisition. But I would stress that this would be to strengthen and accelerate the progress we have achieved, not to be an alternative to it.

corporatefile.com.au
Thank you Peter.


ENDS
Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbitals principal operations in Perth, Western
Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region.
Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western
Australia, Orbital stock is traded on the Australian Stock
Exchange OEC, the New York Stock Exchange OE as well as the Berlin ORE and Frankfurt OREA Exchanges

CONTACTS Website
http:www.orbeng.com.au
Australia  Mr Peter Cook
Chief Executive Officer
Tel: 61 8 9441 2311 USA: Tel: 1866 714 0668